Exhibit 99.1

FOR IMMEDIATE RELEASE	November 27, 2006

CELESTICA APPOINTS CRAIG MUHLHAUSER

PRESIDENT AND CHIEF EXECUTIVE OFFICER

TORONTO, Ontario – Celestica Inc. (NYSE, TSX: CLS), a world leader in electronics manufacturing services (EMS), today announced the appointment of Craig H. Muhlhauser to the position of  President and Chief Executive Officer, effective immediately.  Mr. Muhlhauser succeeds Stephen W. Delaney, who is resigning from Celestica to pursue other business interests.

Mr. Muhlhauser was previously Celestica’s President, with specific responsibility for Worldwide Sales and Business Development. Prior to joining Celestica in May 2005, Mr. Muhlhauser was President and Chief Executive Officer of Exide Technologies, one of the world’s largest producers and recyclers of lead acid batteries. Before joining Exide Technologies, he was Vice President, Ford Motor Company and President, Visteon Automotive Systems. During his career, Mr. Muhlhauser has worked in a number of diverse industries and has held senior management positions at various companies including United Technologies, Asea Brown-Boveri, Lucas Industries and General Electric.

Commenting on the change, Robert Crandall, Chairman of the company’s Board of Directors, said, “Steve Delaney has served as Celestica’s CEO since January 2004 and he has made important contributions to the company’s development. We wish him the best in his new endeavors.”

“The Board is delighted to have an executive with Craig Muhlhauser’s broad and proven leadership credentials available to assume the role of President and CEO,” added Mr. Crandall. “Since joining Celestica and becoming a member of the senior executive team, Craig has been instrumental in focusing our business development activities on new, high-growth markets and we are confident that his high energy, broad executive experience and innovative leadership will ensure continued progress in the years ahead.”

“I am very pleased to assume this new leadership role as Celestica’s President and CEO,” said Mr. Muhlhauser. “This is a tremendous opportunity to build on the aggressive global restructuring actions of the last few years, to establish stronger, long-term partnerships with our customers and to accelerate the improvement in Celestica’s operational and financial performance.”

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About Celestica

Celestica is a world leader in the delivery of electronics manufacturing services (EMS). Celestica operates a global manufacturing network with operations in Asia, Europe and the Americas, providing a broad range of integrated services and solutions to leading OEMs (original equipment manufacturers).

For further information on Celestica, visit its website at www.celestica.com

The company’s security filings can also be accessed at www.sedar.com and www.sec.gov

Celestica Safe Harbour and Fair Disclosure Statement

This news release contains forward-looking statements related to our future growth, trends in our industry and our financial and operational results and performance that are based on current expectations, forecasts and assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to:  the challenges of effectively managing our operations during uncertain economic conditions; the challenge of responding to lower-than-expected customer demand; the effects of price competition and other business and competitive factors generally affecting the EMS industry; our dependence on the information technology and communications industries; our dependence on a limited number of customers and on industries affected by rapid technological change; component constraints; variability of operating results among periods; and the ability to manage our restructuring and the shift of production to lower cost geographies.  These and other risks and uncertainties and factors are discussed in the Company’s various public filings at www.sedar.com and http://www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the Securities and Exchange Commission.

We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

As of its date, this press release contains all material information associated with this event.

For further information, contact:

Laurie Flanagan

Celestica Global Marketing and Communications

Phone: 416-448-2200

Email: media@celestica.com